                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of February, 2003



                                ALTO PALERMO S.A.
             (Exact name of Registrant as specified in its charter)



                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                          HIPOLITO YRIGOYEN 476, PISO 2
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                           Form 20-F X     Form 40-F
                                    ---             ---



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes          No X
                                  ---         ---

                    ALTO PALERMO S.A. (APSA) (THE "COMPANY")

                               REPORT ON FORM 6-K

         Attached is an English translation of the press release related to the quarterly financial statements of the six month period ended on December 31, 2002.

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.



                                   ALTO PALERMO S.A. (APSA)


                                   By: /S/ Saul Zang
                                       Name:  Saul Zang
                                       Title: Director





Dated: February 12, 2003

                                [GRAPHIC OMITTED]


                                                ALTO PALERMO CENTROS COMERCIALES


                                              PRESS RELEASE | JULY-DECEMBER 2002






                                                             [ALTO PALERMO LOGO]

                          2ND QUARTER FISCAL YEAR 2003

                                   HIGHLIGHTS



o WE OBTAINED A PS. 52.8 MILLION NET INCOME FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2002.


o WE REVERTED THE IQ'S OPERATING LOSS OF PS. 3.2 MILLION TO A PS. 5.5 MILLION GAIN IN THE IIQ.


o OUR TENANTS' SALES REACHED A 63.3% INCREASE IN NOMINAL TERMS DURING DECEMBER 2002 ACHIEVING AN HISTORIC RECORD.


o        WE CONTINUED THE REPURCHASE PROCESS OF THE APSA-SAPSA FRN FOR PS. 25.2
         MILLION.


o WE OBTAINED AN IMPORTANT IMPROVEMENT OF THE RISK RATING OF OUR STRUCTURED DEBT FROM CC(ARG) TO BB(ARG).



                                                             [ALTO PALERMO LOGO]

--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------

     For further information
         MARCELO MINDLIN - Vice-President & CFO
         GUSTAVO MARIANI- Financial Manager
         +(54 11) 4323 7513
         www.altopalermo.com.ar


ALTO PALERMO S.A. (APSA) REPORTS ITS RESULTS FOR THE FIRST SIX MONTHS OF FISCAL YEAR 2003
--------------------------------------------------------------------------------

         BUENOS AIRES, FEBRUARY 10, 2003 - Alto Palermo S.A. (APSA) (BCBA: APSA,
         Nasdaq: APSA) and alternatively, the "Company", a company engaged in the possession, lease, management, development and acquisition of productive shopping centers, reports its results for the first six months of fiscal year 2003, ended December 31, 2002.

         The Financial Statements as of December 31, 2002 include the recognition of inflation effects and therefore they and Financial Statements as of December 31, 2001, were restated in constant currency as of their closing date using the wholesale price index which as of December 31, 2002 was 218.21.

         The net income for the six-month period was Ps. 52.8 million, which contrasts sharply with the Ps. 47.7 million loss for the same period of the previous year.

         As of December 31, 2002, total revenues were Ps. 53.2 million, i.e., 56.4% less than for the same period of the previous year.

         The gross profit for the period was Ps. 18.4 million, 71.0% less than the gross profit for the same period of the previous year.

         The consolidated operating result for the period showed a gain of Ps.
         2.3 million, 87.5% less than the same period of the previous year. Nevertheless, the three-month period ended December 31, 2002 resulted in a Ps. 5.5 million gain in contrast to the Ps. 3.2 million loss registered in the three-month period ended September 30, 2002. Excluding Tarshop's negative results, the operating result for the period was a Ps. 7.3 million gain.

         Consolidated net income before interest, taxes, depreciation and amortization (EBITDA1) for the six-month period totaled Ps. 32.6 million, 40.7% less than the EBITDA for the same period of the previous year.

-------------------
(1) EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income




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
--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------

COMMENTS ON THE OPERATIONS PERFORMED DURING THE QUARTER
--------------------------------------------------------------------------------

         In Spite of the default with multilateral credit entities, during the fourth quarter of 2002 the main economic and financial variables of the country continued showing certain stability which had commenced by mid 2002. The support provided by the end of the period by the seven most industrialized countries to attain an agreement with the International Monetary Fund for purposes of a short term refinancing of the principal maturities with such entities (finally executed on January 24), favored an improvement of the macroeconomic indicators. Notwithstanding, the political uncertainty arisen out of the political parties' conflicts in respect of the electoral schedule, prevented further stability and recovery of confidence by investors and consumers.

         The 10% appreciation of the Argentine Peso with respect to the U.S. Dollar during the quarter, which reached Ps. 3.37 per dollar(2) was in line with an active policy undertaken by the Central Bank of the Republic of Argentina concerning the repurchase of international reserves which, as of December 31, 2002 reached US$ 10,478 million, which fact contributed to mitigate the Peso revaluation trend generated by the strong commercial surplus. Further, the private sector bank deposits (net of the CEDROs variation) raised by Ps. 6,178 million during the last three months of the year. This was, to a large extent, due to the positive restoration of savers' confidence after the release of "frozen deposits" for amounts up to Ps. 7,000.

         In this same respect, the index measuring consumers' confidence reverted the negative trend shown since early 2001 to reach a 29.6% increase during the last quarter of 2002.


                               [GRAPHIC OMITTED]

                                  [LINE CHART]


                            CONSUMER CONFIDENCE INDEX


                               SERIES     ICC CIF
                            ------------------------
                               Feb-01      46.63
                               Mar-01      41.91
                               Apr-01      42.94
                               May-01      38.14
                               Jun-01      42.03
                               Jul-01      41.92
                               Aug-01      39.44
                               Sep-01      35.22
                               Oct-01      32.36
                               Nov-01      34.89
                               Dec-01      35.42
                               Jan-02      35.35


         SOURCE: Centro de Investigacion en Finanzas of Universidad Torcuato Di Tella.

--------------------
(2) According to Banco de la Nacion Argentina selling exchange rate as of December 31, 2002.



                                                  www.altopalermo.com.ar       5

--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------

         On the other hand, retail inflation, which, during the first nine months of the year had seriously undermined consumers with a 39.7% increase, during the last three months of 2002, showed a significant deceleration, reaching an additional increase of only 0.9%.

         Another variable which positively affected our business was the increase of tourism in Argentina, which accumulated a 39.3% increase during the last quarter due to the social stability of the country and the foreign exchange convenience generated by the devaluated Argentine Peso. By means of strategic marketing actions, the Company was able to channel to its Shopping Centers the increased flow of tourists, a kind of public with higher purchasing power and higher average consumption.

                               [GRAPHIC OMITTED]

                                  [BAR CHART]


                         TOURISTS ARRIVALS IN ARGENTINA
         ------------------------------------------------------------
                                    2001            2002
         ------------------------------------------------------------
         IQ                      800,687         740,377        -7.5%
         ------------------------------------------------------------
         IIQ                     629,714         689,854        +9.6%
         ------------------------------------------------------------
         IIIQ                    537,027         733,379       +36.3%
         ------------------------------------------------------------
         IVQ                     617,037         859,809       +39.3%
         ------------------------------------------------------------

         SOURCE: National Tourism and Sport Secretary

         In this way, our tenants' sales were significantly fostered during the three months ended December 31, 2002, causing them to reach their highest historic performance in nominal terms by totaling Ps. 271.5 million, equivalent to 51.9% more than the invoicing during the quarter ended December 31, 2001 and 13.9% higher than the invoicing during the quarter ended December 31, 2000.

         On the other hand, the improvement in our tenants' business caused no allowance to be created for bad debts (excluding the bad debt allowance provided by Tarshop transactions) and allowed us to recover Ps. 1.7 million of the amount previously provided for. This represents a considerable contrast with the Ps. 19.0 million loss provided for in the six month period ended December 31, 2001.

         In view of our tenants' revenues recovery, during this quarter we continue to apply the Referential Stabilization Coefficient ("CER") upon "pesified" agreements and reinstated the key money charge upon execution or renewal of lease agreements in our Shopping Centers.




                                                  www.altopalermo.com.ar       6

--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                           ALTO PALERMO S.A. (APSA)'S OPERATIONS EXCLUDING TARSHOP

                                                             FISCAL YEAR 2003

                                    IQ AS OF                     IIQ AS OF            DIFFERENCE     TOTAL 1ER
                                 SEPTEMBER 2002              DECEMBER 31, 2002           (%)         SEMESTER
----------------------------------------------------------------------------------------------------------------
Net Revenues                       19,932,237                   21,339,037                  7.0     41,271,274
Gross Profit                        4,601,395                    7,026,492                 52.8     11,627,887
Administrative expenses           (2,097,644)                  (3,186,932)                 52.0    (5,284,576)
Selling expenses                    (443,254)                    1,441,732              (425.3)        998,478
OPERATING INCOME                    2,060,497                    5,281,291                156.3      7,341,788
----------------------------------------------------------------------------------------------------------------

        With regard to the Funds From the Operations (FFO(3)), they increased to Ps. 36.6 million from Ps. (11.0) million recorded as of December 31, 2001 primarily due to a financial charge diminution.

------------------
(3) FFOs calculated as the period's results before amortizations and depreciations, other net income and expenses and inflation exposure results.




                                                  www.altopalermo.com.ar       7

--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------

                         PRINCIPAL FINANCIAL INDICATORS
           FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2002 AND 2001
                              (In Argentine Pesos)

----------------------------------------------------------------------------------------------------------------
                                          AS OF DECEMBER 31,   AS OF DECEMBER 31,     CHANGE          DIFFERENCE
                                                2002                 2001                                 (%)
----------------------------------------------------------------------------------------------------------------
REVENUES                                     53,171,902          122,090,965       (68,919,063)          (56.4)

EBITDA (1)                                   32,639,329           55,084,448       (22,445,119)          (40.7)
EBITDA per share                                  0.465                0.787            (0.322)          (40.9)

EBITDA Shopping Centers                      35,285,110           55,252,820       (19,967,710)          (36.1)
EBITDA Torres de Abasto                       (202,268)          (1,012,651)            810,383          (80.0)
EBITDA Tarshop S.A.                         (2,529,285)              879,494        (3,408,779)         (387.6)

Financial Charge (2)                         15,438,780           65,785,768       (50,346,988)          (76.5)
Financial Liabilities (3)                   286,673,968          573,566,403      (286,892,435)          (50.0)
EBITDA / Financial charge                          2.11                 0.84               1.27           151.2
Financial Liabilities /EBITDA (4)                  4.39                 5.21             (0.81)          (15.6)
Price per share (5)                               2.750                0.875              1.875           214.3
Shares Outstanding (Face Value $1,0)         70,000,000           70,000,000                  -               -
Market Cap (6)                              192,500,000           61,250,000        131,250,000           214.3
Financial Liabilities / Market Cap                 1.49                 9.36             (7.87)          (84.1)

FFO (7)                                      36,568,517         (11,038,681)         47,607,198         (431.3)
FFO per share                                     0.522              (0.158)              0.680         (430.6)
----------------------------------------------------------------------------------------------------------------
NET INCOME FOR THE PERIOD                    52,772,835         (47,658,605)        100,431,440         (210.7)
----------------------------------------------------------------------------------------------------------------

(1) Net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.
(2) Include financial results generated by liabilities net of inflation adjusted currency exchange results.
(3) Financial Debt (net of accrued interests) plus Intercompany loans Section 33 Law No 19,550.
(4) EBITDA calculated on a yearly basis.
(5) Expressed in nominal terms according to the last price of the period in the Buenos Aires Stock Exchange.
(6) Outstanding shares at their market at the end of each period.
(7) Funds From the Operations calculated as the period's results before amortizations and depreciations, other net income and expenses and inflation exposure results.




                                                  www.altopalermo.com.ar       8

--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
--------------------------------------------------------------------------------

MARKET EVOLUTION

         During 2002, a year which was marked by recession and a steep drop in domestic consumption, the Company was able to become better adapted to market fluctuations than competition and has attained good results. Our policy of permanent adjustment to customers' demands, together with the excellent quality of the Company's assets, customers' loyalty and preference for our Shopping Centers, have favored a better evolution of our lessee's sales as compared to that of other Shopping Centers.

         While the reduction in sales of other Shopping Centers' tenants during the first six months as compared to the same period of the previous year was 19.7%, the reduction in our tenants' sales amounted to 15.9%. On the other hand, during the second half, the increase in sales of competitors' renters was 26.6% while ours reached a 34.9% increase in sales(4).


SHOPPING CENTERS

         The tenants' sales for the six-month period ended December 31, 2002 were Ps. 488.8 million, 34.9% higher, in nominal terms, than the sales for the same period of the previous year.

                               [GRAPHIC OMITTED]

                                  [BAR CHART]


                MONTHLY TENANT SALES PERCENT VARIATION 2001-2002

                            Jan         -40
                            Feb         -28
                            Mar         -15
                            Apr         -17
                            May          -5
                            Jun          +4
                            Jul          +7
                            Aug         +25
                            Sep         +27
                            Oct         +36
                            Nov         +55
                            Dec         +63


         Our tenants' average monthly sales per square meter for the six-month period totaled approximately Ps. 447.

         Our Shopping Centers received approximately 65.4 million visitors during the last twelve months.


----------
(4) According to the comparison between the information derived from the Shopping Centers Research conducted by the National Institute of Statistics and Census and Company information.




                                                  www.altopalermo.com.ar       9

--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------

         As of December 31, 2002, the average occupancy rate of our Shopping Centers was approximately 94.1%.


TARJETA SHOPPING

         During this quarter, Tarshop S.A., the credit card company in which the Company holds an 80% interest, had a 26.4% decrease in its credit card portfolio (including securitized receivables), from Ps. 71.6 million as of December 31, 2001 to Ps. 52.8 million as of December 31, 2002. In addition, the number of card holders decreased by 1,753 during this period, amounting to 148,619.

         Although Tarjeta Shopping revenues, which were affected by the Argentine financial crisis, experienced a 57.2% drop during the six month period from Ps. 27.8 million as of December 31, 2001 to Ps. 11.9 million as of December 31, 2002, Tarshop collection evidenced a 22.7% improvement in the bad debt allowance, from Ps. 7.5 million to Ps. 5.8 million, respectively. In addition, an improvement of the situation was evidenced in this respect during the last three months of 2002 as compared to the immediately preceding quarter, as the charge decreased by 64.2%.

         Tarjeta Shopping's share in credit card sales at Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires as of December 31, 2002 was 4.8%, 29.4% and 16.3%, respectively. The credit cards activation rate is approximately 59%.


PROMOTIONAL ACTIVITIES

         During November, with a view to the forthcoming Christmas season, "La Fiesta de tus Suenos" promotion was launched at Los Altos, pursuant to which customers could obtain tickets for popular music band recitals. For this promotion Los Altos had 70% of the aggregate number of available tickets to allocate. Recitals were conducted at a full stadium.

         The day following termination of "La Fiesta de tus Suenos" promotion upon the available stock having been completely used up we undertook a new consumption incentive strategy, pursuant to which customers could choose either two bottles of wine or one bottle of champagne for purchases made. In terms of participation, this promotion was one of the most successful ones of the last few years.

         On the other hand, different actions were successfully implemented to attract the increasing tourists flow to our Shopping Centers. Included among them are the ones conducted at 3, 4 and 5 stars hotels, at the Buenos Aires cruise terminal, Ezeiza International Airport and those conducted together with tourism companies. Further national and international advertising campaigns were conducted and a Call Center was created to answer questions and receive applications for services such as free transfers.




                                                  www.altopalermo.com.ar      10

--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------

BONUS$

         During the period, the Company successfully continued the "Bonus$" customer fidelity program. As of December 31, 2002, more than 713,000 cards had been issued under the program and approximately 123 thousand prizes had been awarded.


OTHER RELEVANT EVENTS
--------------------------------------------------------------------------------
  CONVERSION OF NOTES

         During January 2003, after the financial statements closing, holders of the Convertible Notes exercised their conversion right. The aggregate number of converted Notes amounted to 46,000 units of US$ 1 par value each while the number of common shares delivered in this respect amounted to 1,419,751 shares of Ps. 0.1 par value each.

         In this way, the amount of outstanding Convertible Notes is now US$ 49,954,000 while the number of common shares of the Company changed from 700,000,000 to 701,419,751 and the capital stock from 70,000,000 to 70,141,975.1, representing a 0.2% increase.


  STRUCTURED DEBT

         As advanced in the last Press Release dated November 11, 2002, during the three month period ended December 31, 2002, we continued the repurchase process of the Ps. 120 million APSA-SAPSA FRN due January 2005, repurchasing Ps. 17.9 million Nominal Value, which would have represented a Ps. 25.2 million debt as of December 31, 2002. The operation provided a Ps. 2.2 million financial profit to the Company during the quarter, further accumulating a Ps. 16.4 million profit during fiscal year 2003, net of issuance expenses.

         Further, on January 13, 2003 we paid off the principal coupon of the B-2 Series of the APSA-SAPSA FRN for an amount of Ps. 4.2 million plus the relevant CER adjustment. Furthermore, the interest coupons corresponding to A-2 and B-2 Series were paid on the same date.

         In this way, after the repurchase and principal payment, the outstanding amount (excluding accrued CER) is Ps. 13.3 million for the A-2 Series, Ps. 18.3 million for the B-2 Series and Ps. 5.0 million for the B-1 Series.

         On the other hand, on January 15, 2003, the first interest payment of the US$ 50 million Notes Convertible into Company's shares was made, which consisted on a US$ 2.5 million payment, at the exchange rate prevailing as of such date.

         A detail of the situation of the Company's structured loans as of the date hereof (February 10, 2003) is included herein below:




                                                  www.altopalermo.com.ar      11

--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------

------------------------------------------------------------------------------
                          COMPANY'S STRUCTURED LOANS(1)
------------------------------------------------------------------------------
                                                        Currency    Amount
  Ps. 85 Millions Note (Apr-05)                            Ps.        50.3
  Ps. 120 Millions APSA-SAPSA FRN (Jan-05) (2)             Ps.        36.7
  TOTAL                                                    PS.        87.0

  Convertible Notes (Jan-06)                               U$S        49.95
------------------------------------------------------------------------------

                  (1) Not including Tarshop's liabilities, liabilities related with Shopping Neuquen nor accrued interests.

                  (2) Not including the accrued CER adjustment (1.4120).

         In connection with the Debt Schedule, it is established as follows:

                                [GRAPHIC OMITTED]

                                   [BAR CHART]


                                DEBT SCHEDULE(1)

                                        MILLION
                                YEAR    OF US$
                              -------------------
                                2003     0,5
                                2004     1,5
                                2005     24,0
                                2006     49,95




                  (1) Loans have been reexpressed in U.S. Dollars at the exchange rate of Ps. 3.35 = US$ 1.00. Not including the accrued CER adjustment (1.4120) of the APSA-SAPSA FRN.


IMPROVEMENT OF THE RISK RATING OF OUR STRUCTURED DEBT

         On January 28, 2003, Fitch Argentina Calificadora de Riesgo S.A., significantly raised the rating of the Ps. 85 million Bonds from CC(ARG) to BB(ARG). This rating improvement is due to the "cessation of the negative trend and commencement of a gradual recovery of the main business indicators as well as to a readjustment of the debt structure, which is substantially in its entirety concentrated in the long term. Such rating reflects its good market position, as well as the quality and location of its shopping centers portfolio" as, among other things, explained by the rating agency in the report issued thereby.

         On the other hand the rating agency Standard & Poor's kept its RACCC+ rating, with a negative trend.




                                                  www.altopalermo.com.ar      12

--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------

NEXT QUARTER'S PROSPECTS
--------------------------------------------------------------------------------

  TENANTS' SALES

         As evidenced by the present trend, we expect the recovery of our tenants' sales to be consolidated. The increase in consumers' confidence, the appreciation of the Argentine Peso, the deceleration of inflation and the increasing tourists flow, are signals which we expect to positively impact upon retail consumption during the next quarter. This notwithstanding, an electoral process and a government change without major unexpected downturns will be necessary so as not to curtail consumers' expectations.


  OUR BUSINESS TRANSACTIONS

         If our tenants' sales continue improving, our revenues may be in line with such increase due to the "Percentage Rent" collected from our tenants and the increase in the "key money" required for the renewal or execution of new agreements. Further, it will enable us to extend the CER application to all our tenants.



         ----------------------------------------------------------------------
         This press release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
         ----------------------------------------------------------------------

................................................................................

If you are interested in receiving our Press Release quarterly, please contact us at +(54 11) 4323 7513 or via e-mail at finanzas@altopalermo.com.ar




                                                  www.altopalermo.com.ar      13

--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------



                        PRINCIPAL CONSOLIDATED INDICATORS
            FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2002 AND 2001
                              (In Argentine Pesos)


-----------------------------------------------------------------------------------------------------------------
INCOME STATEMENT                          AS OF DECEMBER 31,     AS OF DECEMBER 31,     CHANGE        DIFFERENCE
                                                 2002                   2001                              (%)
-----------------------------------------------------------------------------------------------------------------
NET REVENUES                                   53,171,902            122,090,965      (68,919,063)       (56.4)
Leases and Services                            40,829,805             90,021,591      (49,191,786)       (54.6)
Sales of real estate properties                   441,469              4,279,875       (3,838,406)       (89.7)
Tarjeta Shopping                               11,900,628             27,789,499      (15,888,871)       (57.2)
COSTS                                        (34,788,671)           (58,672,792)        23,884,121       (40.7)
Leases and Services                          (30,044,702)           (43,888,983)        13,844,281       (31.5)
Real estate properties                          (623,379)            (5,363,197)         4,739,818       (88.4)
Tarjeta Shopping                              (4,120,590)            (9,420,612)         5,300,022       (56.3)
GROSS PROFIT                                   18,383,231             63,418,173      (45,034,942)       (71.0)
Selling expenses                              (5,402,562)           (30,086,221)        24,683,659       (82.0)
Administrative expenses                       (8,115,593)           (13,526,308)         5,410,715       (40.0)
Income (Loss) on purchasers                             -               (60,032)            60,032      (100.0)
rescissions of sales contracts
Income from Tarjeta Shopping's                (2,552,003)            (1,230,218)       (1,321,785)        107.4
trust participation
OPERATING INCOME                                2,313,073             18,515,394      (16,202,321)       (87.5)
Intercompanies income (loss)                  (2,408,809)            (1,238,887)       (1,169,922)         94.4
Section 33 Law N(0)19,550
Financial income (loss) - net                  39,764,242           (63,023,471)       102,787,713      (163.1)
Other income (expenses)                        11,909,983            (3,206,140)        15,116,123      (471.5)
INCOME BEFORE TAXES AND MINORITY               51,578,489           (48,953,104)       100,531,593      (205.4)
SHAREHOLDING
Income Tax                                      (422,249)            (1,386,154)           963,905       (69.5)
Minority shareholding                           1,616,595              2,680,653       (1,064,058)       (39.7)
NET INCOME FOR THE PERIOD                      52,772,835           (47,658,605)       100,431,440      (210.7)

-----------------------------------------------------------------------------------------------------------------
SUMMARY OF BALANCE SHEET                  AS OF DECEMBER 31,     AS OF DECEMBER 31,     CHANGE        DIFFERENCE
                                                 2002                   2001                              (%)
-----------------------------------------------------------------------------------------------------------------
Current assets                                 67,836,281            145,193,516      (77,357,235)       (53.3)
Non-current assets                          1,042,586,078          1,316,427,343     (273,841,265)       (20.8)
TOTAL ASSETS                                1,110,422,359          1,461,620,859     (351,198,500)       (24.0)
Current liabilities                            68,254,501            360,051,794     (291,797,293)       (81.0)
Non-current liabilities                       304,096,267            411,778,972     (107,682,705)       (26.2)
TOTAL LIABILITIES                             372,350,768            771,830,766     (399,479,998)       (51.8)
Minority shareholding                          14,652,125             19,515,147       (4,863,022)       (24.9)
SHAREHOLDERS' EQUITY                          723,419,466            670,274,946        53,144,520          7.9

The information here detailed is an abstract of our Financial Statements for the six-month period ended December 31, 2002 and 2001 which is at your disposal




                                                  www.altopalermo.com.ar      14

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[ALTO PALERMO LOGO]                                                PRESS RELEASE
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SHOPPING CENTERS PORTOFLIO
--------------------------------------------------------------------------------

ALTO PALERMO
[GRAPHIC OMITTED]
GLA 18,146 SQM
# Stores 154
Occupation rate 88,2%
Monthly sales per sqm $ 1,021
Book Value U$S 77.9 M
APSA's interest 100%
Location BUENOS AIRES CITY

PASEO ALCORTA
[GRAPHIC OMITTED]
GLA 14,909 SQM
# Stores 122
Occupation rate 86.1%
Monthly sales per sqm $ 726
Book Value U$S 22.6 M
APSA's interest 100%
Location BUENOS AIRES CITY

ALTO AVELLANEDA
[GRAPHIC OMITTED]
GLA 26,701 SQM
# Stores 153
Occupation rate 96.8%
Monthly sales per sqm $ 383
Book Value U$S 29.1 M
APSA's interest 100%
Location AVELLANEDA - BS. AIRES

ALTO NOA
[GRAPHIC OMITTED]
GLA 18,876 SQM
# Stores 91
Occupation rate 87.6%
Monthly sales per sqm $ 151
Book Value U$S 6.5 M
APSA's interest 100%
Location SALTA CITY

ABASTO DE BUENOS AIRES
[GRAPHIC OMITTED]
GLA 40,476 SQM
# Stores 178
Occupation rate 96.7%
Monthly sales per sqm $ 419
Book Value U$S 64.8 M
APSA's interest 100%
Location BUENOS AIRES CITY

PATIO BULLRICH
[GRAPHIC OMITTED]
GLA 11,623 SQM
# Stores 89
Occupation rate 95.2%
Monthly sales per sqm $ 834
Book Value U$S 39.8 M
APSA's interest 100%
Location BUENOS AIRES CITY

BUENOS AIRES DESIGN
[GRAPHIC OMITTED]
GLA 11,992 SQM
# Stores 66
% Occupation rate 92.1%
Monthly sales per sqm $ 269
Book Value U$S 7.1 M
APSA's interest 51.0%
Location BUENOS AIRES CITY

MENDOZA PLAZA
[GRAPHIC OMITTED]
GLA 40,559 SQM
# Stores 138
Occupation rate 98.6%
Monthly sales per sqm $ 238
Book Value U$S 28.7 M
APSA's interest 18.9%
Location MENDOZA CITY

--------------------------------------------------------------------------------

                  TOTAL PORTFOLIO         GLA 183,282
                                          # Stores 991
                                          Occupation Rate 94.1%
                                          Monthly sales per sqm $ 447



                                                  www.altopalermo.com.ar      15

--------------------------------------------------------------------------------
[ALTO PALERMO LOGO]                                                PRESS RELEASE
--------------------------------------------------------------------------------

                                CORPORATE OFFICES
                         Hipolito Yrigoyen 476 2o Floor
                             Tel +(54 11) 4344 4600
                             Fax +(54 11) 4344 4611
                             www.altopalermo.com.ar
              C1086AAF - Cdad. Autonoma de Buenos Aires - Argentina

                               INVESTORS RELATIONS
                     MARCELO MINDLIN - Vice-president & CFO
                       GUSTAVO MARIANI - Financial Manager
                             Tel +(54 11) 4323 7513
                       e-mail finanzas@altopalermo.com.ar

                          LEGAL COUNSEL OF THE COMPANY
                          ESTUDIO ZANG, BERGEL & VINES
                             Tel +(54 11) 4322 0033
                             Florida 537 18(0) Floor
              C1005AAK - Cdad. Autonoma de Buenos Aires - Argentina

                       INDEPENDENT AUDITORS OF THE COMPANY
                        PRICEWATERHOUSECOOPERS ARGENTINA
                             Tel +(54 11) 4319 4600
                     Av. Alicia Moreau de Justo 240 2o Floor
              C1107AAF - Cdad. Autonoma de Buenos Aires - Argentina

                          REGISTRAR AND TRANSFER AGENT
                              CAJA DE VALORES S.A.
                             Tel +(54 11) 4317 8900
                                 25 de Mayo 362
              C1002ABH - Cdad. Autonoma de Buenos Aires - Argentina

                          DEPOSITARY AGENT OF ADS'S
                                BANK OF NEW YORK
                              Tel +(1 212) 815 2296
                               101 Barclay Street
                 10286 - New York, NY - United States of America


                               [ALTO PALERMO LOGO]


                               Nasdaq Symbol: APSA
                                BCBA Symbol: APSA




                                                  www.altopalermo.com.ar      16